BEVERLY FINANCIAL, INC.

254 Cabot Street

P.O. Box 498

Beverly, Massachusetts 01915

September 19, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Clampitt

Re:	Beverly Financial, Inc. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-196509)

Dear Mr. Clampitt:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Beverly Financial, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-196509), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 4, 2014 and was declared effective on August 12, 2014.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Beverly Financial, Inc. 254 Cabot Street, P.O. Box 498, Beverly, Massachusetts 01915 or by email at mwheeler@beverlycoop.com, with a copy to the Company’s counsel, Hogan Lovells US LLP, Attention: Richard A. Schaberg, 555 13th Street, N.W., Washington D.C. 20004 or by email at richard.schaberg@hoganlovells.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Richard A. Schaberg at (202) 637-5671 or Gregory Parisi at (202) 637-5524.

Sincerely,
Beverly Financial, Inc.

/s/ Michael R. Wheeler
By:	Michael R. Wheeler
Title:	President and Chief Executive Officer